Exhibit 99.1

ZKH Group Limited Announces Chief Financial Officer Transition

SHANGHAI, July 20, 2026 /PRNewswire/ -- ZKH Group Limited (“ZKH” or the “Company”) (NYSE: ZKH), a leading maintenance, repair, and operations (“MRO”) procurement service platform in China, today announced that Mr. Chiu Chun Lai has tendered his resignation as chief financial officer of the Company for personal reasons, effective today. Mr. Lai’s resignation did not result from any disagreement with the Company on any matter relating to its operations.

The board of directors (the “Board”) has approved the appointment of Mr. Qian Wang as the chief financial officer of the Company, effective today, succeeding Mr. Lai. Mr. Wang has more than 13 years of combined experience in corporate finance and investment banking. Prior to joining ZKH, Mr. Wang served as board secretary of CC Dental Group since February 2022. Prior to that, Mr. Wang worked at J.P. Morgan from May 2018 to December 2021 as vice president within the China Investment Banking Division. Before that, he served as a senior associate within the Asia Pacific Investment Banking Division at Morgan Stanley from February 2016 to March 2018. Mr. Wang also worked as an analyst in the M&A Group within the Investment Banking Division at BOC International from August 2012 to April 2014, and began his career as a management trainee in the Asia Pacific Global Banking & Markets Division at The Royal Bank of Scotland from October 2010 to June 2012. Mr. Wang holds a master’s degree in finance from London Business School in the U.K. and a bachelor’s degree in physics from Fudan University in China.

Mr. Long Chen, founder, chairman of the Board and chief executive officer of the Company commented, “We sincerely thank Mr. Lai for his significant contributions. Mr. Lai has helped elevate our financial and capital market management capabilities through his expertise and leadership. We are deeply grateful for his contributions to our long-term development and wish him continued success in his future endeavors. We are also pleased to welcome Mr. Wang to ZKH. His extensive experience in finance will be instrumental as we continue to execute our growth strategy and drive sustainable, long-term value for our shareholders.”

About ZKH Group Limited

ZKH Group Limited (NYSE: ZKH) is a leading MRO procurement service platform in China, underpinned by robust supply chain capabilities and dedicated to serving customers globally through a product-led, agentic AI-driven approach. Through its primary online platforms, the ZKH platform, the GBB platform and the Northsky platform, along with innovative technology and extensive industry expertise, the Company provides bespoke MRO procurement solutions to a diverse and loyal customer base. These solutions encompass hyper-personalized product curation from a comprehensive selection of quality products at competitive prices. Additionally, the Company ensures timely and reliable product delivery through professional fulfillment services. By focusing on reducing procurement costs and addressing management efficiency challenges, ZKH is transforming the opaque MRO procurement process and empowering all stakeholders across the value chain.

For more information, please visit: https://ir.zkh.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aim,” “estimates,” “intends,” “plans,” “believes,” “is/are likely to,” “potential,” “continue,” and similar statements. Among other things, the quotations from management in this press release and ZKH’s strategic and operational plans contain forward-looking statements. ZKH may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press release and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ZKH’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ZKH’s mission, goals and strategies; ZKH’s future business development, financial condition and results of operations; the expected changes in its revenues, expenses or expenditures; the expected growth of the MRO procurement service industry in China and globally; changes in customer or product mix; ZKH’s expectations regarding the prospects of its business model and the demand for and market acceptance of its products and services; ZKH’s expectations regarding its relationships with customers, suppliers, and service providers on its platform; competition in the Company’s industry; government policies and regulations relating to ZKH’s industry; general economic and business conditions in China and globally; the outcome of any current and future legal or administrative proceedings; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ZKH’s filings with the SEC. All information provided herein is as of the date of this announcement, and ZKH undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

ZKH Group Limited

IR Department

E-mail: IR@zkh.com

Christensen Advisory

Email: zkh@christensencomms.com